
Mail Stop 4561

May 21, 2010

Richard Clarke
President
Surna Inc.
2nd Floor, 1901 Avenue of the Stars
Los Angeles, CA 90067

Re: **Surna Inc.**
Amendment No. 1 to Registration Statement on Form S-1
Filed on May 11, 2010
File No. 333-164578

Dear Mr. Clarke:

We have reviewed your response letter dated May 10, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 24, 2010.

General

1. We note your response to prior comment 1, which appears to be a recitation of your disclosure on page 7 under the heading "Blank Check Issue" contained in your initial filing. As previously requested, and for the purpose of demonstrating your status as a non-blank check company, please provide us with a more detailed and specific business plan describing your operations during the next twelve months that supports your assertion that you are not a blank check company. Expand your disclosure under Plan of Operations on page 19 of the prospectus or elsewhere in the document as appropriate to reflect a similar level of detail and specificity regarding you business plan.

Business, page 22

2. We note your response to prior comment 6 indicating that you revised your disclosure in response to the comment. However, we are unable to locate any revisions detailing the

"preliminary work" undertaken to develop your software applications. Given your statement on page 9 that your management "does not have prior experience in developing complex event processing software," it is unclear what preliminary work has been done and by whom. As previously requested, please expand your disclosure to describe more specifically the status of your proposed products and the persons engaged in any preliminary software development.

Management

Officers and Directors, page 27

3. We refer to prior comment 10 and note that it does not appear that you have provided added disclosure in response to Item 401(e)(1) of Regulation S-K with respect to the proxy disclosure enhancements. Please briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led the board to conclude that the person should serve as a director as of the time of filing. Note that this disclosure requirement is in addition to the business experience you have already disclosed. Note also that the additional disclosure must be provided on a person-by-person basis and may not be provided on an aggregate basis. Refer to Section II.B. of SEC Release No. 34-61175.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, to the undersigned at (202) 551-3457. If you still require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (509) 747-1770
      Conrad C. Lysiak, Esq.